4 GREENWAY PLAZA

HOUSTON, TEXAS 77046

Jill S. Greene

Associate General Counsel

June 20, 2014

BY EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention:	Anne Nguyen Parker
Legal Branch Chief

RE:	Transocean Partners LLC
Draft Registration Statement on Form S-1
Submitted May 7, 2014
CIK No. 0001607250

Ladies and Gentlemen:

On behalf of Transocean Partners LLC (the “Company”), enclosed is a copy of the Company’s Registration Statement on Form S-1 (the “Registration Statement”) that was filed today via EDGAR, marked to show changes from the Confidential Draft Registration Statement (the “Draft Registration Statement”) submitted to the Securities and Exchange Commission (the “Commission”) on May 7, 2014. The changes reflected in the Registration Statement include those made in response to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) set forth in the Staff’s letter of June 4, 2014.

Set forth below are the Company’s responses to the Staff’s comments. The Company’s responses below are preceded with the Staff’s comments for ease of reference. All references to page numbers (other than those in the Staff’s comments) correspond to the page numbers in the Registration Statement.

Draft Registration Statement on Form S-1

General

1.

We may have additional comments once you supply the information you omit throughout the prospectus, file all omitted exhibits and any material contracts, and update the disclosure as necessary. Please remember to allow sufficient time to respond to all such staff comments. Also, please provide updated information

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regarding the status of your NYSE listing application, promptly provide any omitted disclosure which has not been omitted pursuant to Securities Act Rule 430A, and update your disclosure accordingly.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that it intends to file the all omitted exhibits and material contracts with a subsequent amendment to the Registration Statement. Additionally, the Company will provide updated information regarding the status of its NYSE listing application when available and undertake to provide in future amendments all omitted exhibits and all information in the Registration Statement that the Company is not entitled to omit under Rule 430A.

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

RESPONSE: The Company has not provided, nor has it authorized anyone to provide on its behalf, written materials to potential investors that are qualified institutional buyers or institutional accredited investors in reliance on Section 5(d) of the Securities Act. The underwriters that are participating in the Company’s initial public offering have confirmed to the Company that they have not published or distributed any research reports about the Company in reliance upon Section 2(a)(3) of the Securities Act.

Summary, page 1

3.	Footnote two of your table on page two indicates that the “Dayrate” in the table represents the maximum contractual operating dayrate. The same disclosure appears in the table on page three and in several other places. To help investors better understand the actual dayrate that may be realized, please expand to disclose your historical average daily revenue or historical revenue efficiency.

RESPONSE: The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 2, 3, 68, 118, 119 and 125.

Our Relationship with Transocean, page 2

4.

You disclose here that “Transocean will be required to offer us the opportunity to purchase any drilling rigs that Transocean acquires or contracts to build after the closing date of this offering that are subject to a drilling contract with a remaining term of five years or longer, and any existing drilling rigs in its fleet that are placed

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under an extension or a new drilling contract with a term of five years or longer.” You also disclose on page 39 that:

“Transocean and its controlled affiliates…generally will agree not to acquire, own, operate or contract for certain drilling rigs operating under drilling contracts of five or more years. In addition, we generally will agree not to acquire, own, operate or contract for certain drilling rigs operating under drilling contracts of less than five years. Relatively few drilling contracts have a term of five years or greater, particularly in the case of contracts that are not associated with newbuild units. As a result, we expect that Transocean will effectively have a right of first refusal on most drilling contract opportunities.”

Please revise your prospectus summary to disclose that relatively few drilling contracts have a term of five years or greater, and to state that Transocean will effectively have a right of first refusal on most drilling contract opportunities.

RESPONSE: The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 3, 4, 6 and 120.

Organizational Structure After the Formation Transactions, page 8

5.	Please revise this chart to provide the ownership percentage between Transocean Ltd. and Transocean Inc.

RESPONSE: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 8.

6.	In an appropriate place in your filing, please briefly describe the business purpose behind the current structure of having separate corporate entities for each rig.

RESPONSE: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 7.

Risk Factors, page 19

Risks Inherent in Our Business, page 19

The continuing effects of the enhanced regulations…, page 24

7.	Please provide brief summaries in this risk factor of the Consent Decree and the EPA Agreement. Also, it is unclear what risk is presented in the final sentence of this risk factor.

RESPONSE: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 25.

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We currently drive all our revenues from two customers…, page 22

8.	You disclose that you “currently derive all of our revenues and cash flow from two customers” and that “[t]he loss of any customers, drilling contracts or drilling rigs, or a decline in payments under any of our drilling contracts, could have a material adverse effect on our business, financial condition, results of operations or cash flows and could reduce our cash available for distribution.” Please file your agreements with Chevron and BP for each of your rigs. In this regard, we note the total contract backlog for Discoverer Inspiration accounts for approximately one-half of your total contract backlog for all three rigs. Alternatively, please provide us with your analysis as to why you do not believe these contracts are material. Please see Item 601(b)(10) of Regulation S-K.

RESPONSE: The Company respectfully advises the Staff that it does not intend to provide its drilling contracts as exhibits to the Registration Statement, because the Company does not consider such contracts to be material contracts within the meaning of Item 601(b)(10) of Regulation S-K.

Item 601(b)(1)(i) of Regulation S-K defines a material contract, in relevant part, as a “contract not made in the ordinary course of business which is material to the registrant.” According to Item 601(b)(10)(ii) of Regulation S-K, if a contract is of the type that ordinarily accompanies the kind of business conducted by a registrant, the contract will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the categories set forth in subsections (A) through (D) thereof. Subsections (A), (C) and (D) are inapplicable to the drilling contracts. Subsection (B) requires the filing of any contract upon which the registrant’s business is substantially dependent.

The Company does not believe that its business is substantially dependent on any one of its drilling contracts. The Company believes that if any of its drilling contracts were to be terminated, it could replace such contract with a new drilling contract in a relatively short period of time, because, as described below, the Company believes that its newly constructed high-specification drilling rigs provide it with a competitive advantage over competitors with older drilling rigs. Therefore, the Company believes that while any termination of a drilling contract could have a temporary negative impact on its revenues, any such termination would not have a long-term impact on its business. In addition, as described below, termination is subject to payment by the customer to the Company of a termination fee.

Each of the Company’s drilling rigs has been under contract at all times since they were delivered from the shipyard. As illustrated by the graph on page 116 of the Registration Statement, demand for deepwater rigs has equaled or exceeded supply from January 2010 through December 2013. As discussed in the section of the Registration Statement entitled “Industry,” the supply and demand for deepwater rigs is broadly in balance, although until the end of 2015, the market for deepwater rigs is expected to be soft due to a slowdown in new projects and newbuilds coming into the market without contracts, the market is expected to tighten in the mid-term as deepwater activity returns to the long-term trend of strong growth.

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Further, all of the rigs in the Company’s fleet are not just deepwater rigs; they are ultradeepwater rigs—the most capable of the rig classification described in the Industry section. The Company believes that ultradeepwater rigs, such as those in its fleet, are better able to withstand any slowdown in demand than are deepwater rigs generally. The Company expects long-term market conditions in the ultra-deepwater market will be strong as operators continue to venture into deeper water.

Additionally, the Company believes that its newly constructed high-specification drilling rigs provide the Company with a competitive advantage over competitors with older drilling rigs in competing for new contracts, as noted on page 116. Recent dayrates have demonstrated a bifurcation in which newer, ultradeepwater rigs are generally able to command higher dayrates than older, lower specification drillships. Given the historical and expected continued robust long-term demand for modern, technologically advanced drilling rigs, the Company believes that it would be able to replace its existing contracts in the event one of the drilling contracts were cancelled or suspended, and as such, its business is not substantially dependent on these contracts.

Finally, although all of the Company’s drilling contracts can be terminated for convenience by a customer, each of those contracts provides for an early termination fee equal to a significant portion of the remaining committed term of the applicable drilling contract in the case of early termination of such contract, other than under the specific circumstances disclosed in the Registration Statement in the risk factor entitled “Our drilling contracts may be terminated due to a number of events” on page 27. The Company believes that the payments required by these early termination provisions would substantially mitigate any lost revenue it might sustain while its drilling rigs are being re-contracted.

For the reasons set forth above, the Company does not believe that its business is substantially dependent on any of the contracts with these customers, and since these contracts were entered into in the ordinary course of business, the Company does not believe that the subject agreements are material contracts and required to filed pursuant to Item 601(b)(10) of Regulation S-K. The Company also respectfully notes that a review of the Commission filings of other offshore drilling companies would reflect a similar position taken by those companies. The Company has reviewed the filings of all offshore drilling companies that it has been able to identify over the past 10 years and has determined that none of these companies file their drilling contracts.1 This has been the case for both large drillers with significantly larger fleets than the Company’s, as well as smaller companies like the Company in which individual drilling contracts account for more than 10% of consolidated revenues in a given year, such as Seadrill Partners LLC, Vantage Drilling Company, Ocean Rig UDW Inc., Pacific Drilling S.A. and North Atlantic Drilling Ltd.

[1]	The Company acknowledges that following the Macondo well incident, Transcoean Ltd. filed the drilling contract for Deepwater Horizon. However, Transocean Ltd. filed that agreement not because its business was substantially dependent on that contract, which was made in the ordinary course of business. Rather, Transocean Ltd. filed that contract because of its relevance in connection with the Macondo well incident.

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The Company believes that its current disclosure regarding its drilling contracts provides investors with all the material terms of these contracts (including the geographic region where the rig is or will be operating, customer, contract duration, start date, completion date, contractual dayrate and contract backlog) and is consistent with industry disclosure. The Company will continue to periodically review how it discloses the material terms of the drilling contracts to ensure material information is being provided to investors.

Forward-Looking Statements, page 53

9.	Section 27A of the Securities Act by its terms does not apply to a forward-looking statement made in connection with an initial public offering. Please see Section 27A(b)(2)(D) of the Securities Act. Please remove your reference to it here.

Also, many of the statements in your submission relate to present facts or conditions, rather than to historical facts or future events. In light of this, the part of your first sentence of this section that reads “and other statements that are not historical facts” appears to be overly broad. Please narrow your statement accordingly or remove it.

RESPONSE: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 53.

Our Cash Distribution Policy and Restrictions on Distributions, page 58

Estimated Cash Available for Distribution for the Twelve Months ending June 30, 2015, page 61

10.	Please provide the forecasted information in the table on page 63 on a quarterly basis.

RESPONSE: The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 65 and 66.

11.	In addition to providing the historical information for the year ended December 31, 2013, please revise the table on page 63 to provide the historical information on an aggregate and per unit basis for the last twelve months.

RESPONSE: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 63.

Forecast Assumptions and Considerations, page 65

Income Tax Expense, page 68

12.	We note your disclosure that the IRS has previously challenged and is currently challenging Transocean’s transfer pricing policies, and if successfully challenged, it

United States Securities and Exchange Commission

could result in a material increase in your U.S. federal income tax expense. Please disclose a quantitative impact such challenge could have on your financial statements and cash available for distribution.

RESPONSE: The Company has revised the Registration Statement to describe in more detail its assessment of the transfer pricing challenge in response to the Staff’s comment. Please see page 71. However, the Company respectfully advises the Staff that it has not included the quantitative impact of a successful transfer pricing challenge by the IRS because the IRS has advocated different methodologies over the years and the Company cannot predict what methodology and/or result the IRS may assert for the forecast period.

Industry, page 98

13.	Please provide us with source materials for your disclosure in this section, including your basis for the following assertions:

•	“[deepwater production] output [is] forecasted to grow from 5.7 million barrels of oil equivalent per day, or mmboe/d, in 2013 to 10.2 mmboe/d in 2020.”

•	“Although the deepwater and ultra-deepwater sectors comprised 12 percent of 2013 overall upstream capital expenditures, their share of offshore capital expenditures is expected to double, rising to approximately 25 percent by 2020.”

•	“From 2003 to 2007, 30 percent of discovered volumes came from deepwater environments. By contrast, deepwater contributed 50 percent of the volumes discovered from 2008 to 2013…”

•	“Deepwater basins are characterized by large average discovery sizes, which from 2003 to 2013 have been on average three times the size of discoveries outside deepwater basins. Volumes from these discoveries were highly weighted towards oil from 2003 to 2011.”

To expedite our review, please clearly mark each source to highlight the applicable portion containing the statistic and cross-reference it to the appropriate location in your prospectus.

RESPONSE: The data source for the assertions noted in the Staff’s comments are Wood Mackenzie’s proprietary databases, which are available to the public on a subscription basis. The Company’s license does not permit the Company to provide Wood Mackenzie’s proprietary source information; however, Wood Mackenzie notes that the sources for the assertions noted in the Staff’s comments (in italics) are as follows:

•	“[deepwater production] output [is] forecasted to grow from 5.7 million barrels of oil equivalent per day, or mmboe/d, in 2013 to 10.2 mmboe/d in 2020.”

United States Securities and Exchange Commission

This information is contained in the asset level analysis collected as part of Wood Mackenzie’s Upstream Service—global asset-by-asset coverage of all major fields including onstream, under-development, probable developments and technical fields.

•	“Although the deepwater and ultra-deepwater sectors comprised 12 percent of 2013 overall upstream capital expenditures, their share of offshore capital expenditures is expected to double, rising to approximately 25 percent by 2020.”

This information is contained in the same analysis cited in the previous bullet, but using the field-level capital expenditure data to develop the global picture.

•	“From 2003 to 2007, 30 percent of discovered volumes came from deepwater environments. By contrast, deepwater contributed 50 percent of the volumes discovered from 2008 to 2013…”

•	“Deepwater basins are characterized by large average discovery sizes, which from 2003 to 2013 have been on average three times the size of discoveries outside deepwater basins. Volumes from these discoveries were highly weighted towards oil from 2003 to 2011.”

The statements in the two immediately preceding bullet points came from Wood Mackenzie’s Exploration Service, which provides global exploration coverage. Wood Mackenzie tracks global exploration and appraisal drilling monitoring the well outcomes and gathers this information into a database which is then used to provide the analysis delivered through the Exploration Service.

Wood Mackenzie has advised the Company as follows: With more than 600 professionals in over 20 offices worldwide, Wood Mackenzie analyzes the assets, markets and companies operating upstream and downstream in oil, gas, coal, carbon, metals and power generation. Wood Mackenzie’s approach to producing its upstream asset reports is to conduct primary research, supported by a range of data and information available in the public domain and its in-house industry and regional knowledge to generate high-quality proprietary information and analysis, using our its models and commentary on all major upstream projects around the world. Wood Mackenzie’s research analysts conduct extensive and detailed research into their respective focus areas. The primary external data sources used by Wood Mackenzie to compile field and play reports are (i) interviews with energy company and government contacts, (ii) government publications and other regulatory information, (iii) company annual reports and other company documentation, (iv) general and industry-specific media, (v) third party commercial data providers and (vi) academic material.

The Company has revised page 196 of the Registration Statement under the caption “Experts” to indicate that Wood Mackenzie has confirmed to the Company that the Industry section accurately describes the offshore exploration and production industry and the contract drilling services industry.

United States Securities and Exchange Commission

14.	We note the consent of Wood MacKenzie to be filed as Exhibit 23.5. If you funded or were otherwise affiliated with any of the studies or reports provided by Wood MacKenzie, please disclose this.

RESPONSE: The Company respectfully advises the Staff that the “Industry” section of the Registration Statement was prepared at the Company’s request for a fee, but that the Company did not fund and is not otherwise affiliated with any of the underlying studies or reports on which the industry disclosures in the Registration Statement are based.

Management, page 126

Executive Compensation, page 128

15.	You disclose here that “[t]he amount of our reimbursement to Transocean or its affiliates for the time of our officers will depend on an estimate of the percentage of time our officers will spend on our business…” For each of your executive officers, please disclose a reasonable estimate of the percentage of time that you anticipate they will devote to your business.

RESPONSE: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 138.

Non-United States Tax Considerations, page 176

16.	Please provide us with your analysis as to why you have not included a tax opinion for United Kingdom tax consequences. Alternatively, please file such opinion. Please refer to Section III of Staff Legal Bulletin No. 19.

RESPONSE: Section III of Staff Legal Bulletin No. 19 (“SLB 19”) notes in relevant part: “Item 601(b)(8) of Regulation S-K requires opinions on tax matters for ... other registered offerings where ‘the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing.’” (Staff’s emphasis) SLB 19 elaborates that information is material “if there is a substantial likelihood that a reasonable investor would consider the information to be important in deciding how to vote or make an investment decision or, put another way, to have significantly altered the total mix of available information.” Examples of such material information include “transactions offering significant tax benefits or where the tax consequences are so unusual or complex that investors would need to have the benefit of an expert’s opinion to understand the tax consequences in order to make an informed investment decision (e.g., debt offerings with unusual original issue discount issues, certain rights offerings, limited partnership offerings, certain offerings by foreign issuers).”

As discussed in the Registration Statement, non-U.K. holders of the Company’s common units would be subject to UK taxation on distributions or disposition gains only if the holders (i) use or hold (or are deemed to use or hold) the common units in the course of carrying on a trade or business in the United Kingdom or (ii) have a branch or agency or permanent establishment in

United States Securities and Exchange Commission

the United Kingdom to which the common units are used, held or acquired. The relevance of these consequences turns entirely on the holders’ activities rather than any activities of the Company. The Company believes that these types of investor-specific consequences are not significant tax benefits or tax consequences so unusual or complex that investors would need to have the benefit of an expert’s opinion in order to make an informed investment decision and therefore should not be viewed as “material.” Accordingly, the Company does not believe that it is necessary to file a tax opinion with respect to U.K. tax consequences.

Index to Financial Statements, page F-1

General

17.	Please provide updated financial statements for Transocean Partners LLC Predecessor to comply with the guidance in Rule 3-12 of Regulation S-X.

RESPONSE: The Company acknowledges the Staff’s comment and has updated the financial statements in the Registration Statement as required by Rule 3-12 of Regulation S-X.

* * * * *

If you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact A.J. Ericksen of Baker Botts L.L.P. at (713) 229-1393.

Very truly yours,

/s/ Jill S. Greene

cc:	Angie Kim, Securities and Exchange Commission
Gene J. Oshman, Joshua Davidson and A.J. Ericksen (Baker Botts L.L.P.)
Catherine S. Gallagher and Adorys Velazquez (Vinson & Elkins L.L.P.)